# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nextdoor Holdings, Inc., CIK 0001846069
CUSIP: 65345M108
Title of class of securities: Class A common stock, $0.0001 par value
Address of issuer's principal executive offices: 420 Taylor Street, San Francisco, California (CA), 94102
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001480751

## Reporting persons
- Amova Asset Management Americas, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,603,072; sole dispositive power 0; shared dispositive power 11,899,919; aggregate amount beneficially owned 11,899,919 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Nextdoor Holdings, Inc.
Address of issuer's principal executive offices: 420 Taylor Street San Francisco, CA 94102

## Item 2. Person Filing
Name of person filing: Amova Asset Management Americas, Inc.
Address of principal business office or, if none, residence: 605 Third Avenue, 38th Floor, New York, NY 10158
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11,899,919
Percent of class: 4.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,603,072
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 11,899,919

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Exhibit A.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Amova Asset Management Americas, Inc.: /s/ Gary L. Beckham, Gary L. Beckham/Chief Compliance Officer (02/11/2026)